W&W

[Letterhead]

May 23, 2005	Philip T. Colton (612) 604-6729 pcolton@winthrop.com

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:	Digital Angel Corporation
Form 10-K for the year ended December 31, 2004
Filed March 8, 2005
Form 10-Q for the quarterly period ended March 31, 2005
File No. 1-15177

Ladies and Gentlemen:

On behalf of Digital Angel Corporation, a Delaware corporation, we are responding to the comments presented in the letter from Mr. Larry Spirgel dated May 4, 2005.  For the Staff’s convenience, each of our Responses is preceded by the related Staff Comment.

Form 10-K for the Year Ending December 31, 2004

Critical Accounting Policies and Estimates, page 14

1.                                       Describe for us why you believe that your goodwill was not impaired at December 31, 2004 and previous periods.  In this regard, we note that you have incurred net losses and negative cash flows from operations in the three most recent fiscal years and the three months ended March 31, 2005.  Provide us with a copy of your evaluation of goodwill for the year ended December 31, 2004.  In addition, tell us why you believe that the expected recovery period for goodwill is five years.

As disclosed in note 1 to the Company’s consolidated financial statements included in its Form 10-K for the year ended December 31, 2004, the Company adopted SFAS 142 on January 1, 2002.  There was no impairment of goodwill upon the adoption of SFAS 142 on January 1, 2002.  However, based on the Company’s annual reviews for impairment, the Company recorded impairment charges of $2.4 million and $57.4 million in the fourth quarters of 2003 and 2002, respectively.  The impairment charge in 2003 related to the goodwill associated with the Company’s discontinued Medical Systems reporting unit.  The impairment charge in 2002 related to the goodwill at the GPS and Radio Communications and the discontinued Medical Systems reporting units.  The Company believes, based on its analysis, that its operations will be cash flow positive this year.  The Company also notes that the disclosure of impairment charges in the current 10-K and prior periods was full and prominent.

The Company used an expected recovery period of 5 years as it believes this is a typical or commonly used recovery period for its industry.  Projections beyond this timeframe are highly subjective and unreliable as the terms go out further.  Therefore, the Company used a five year projection with a terminal value at the end.  In addition, the Company believes this time horizon is sufficient to gauge overall levels of growth and profitability as well as the capital expenditures required to achieve future performance.

The Company engaged an independent third party to perform a fair value measurement valuation of the Company’s separate reporting units in accordance with SFAS 142, “Goodwill and Other Intangible Assets.”  The valuation was based upon a comparable company analysis and discounted cash flow analysis. The valuation report indicated that the fair market value of the goodwill of each of the reporting units was not impaired as of December 31, 2004.  The

Company’s management reviewed the valuation report and concluded that the goodwill of each of the reporting units was not impaired as of December 31, 2004.  These conclusions were also considered by the Company’s auditors in conjunction with their audit of our consolidated financial statements.

As requested, we are providing a copy of the valuation report supplementally under separate cover.  The Company requests that this information be kept confidential under Rules 83 and 12b-4 and that this information be returned in accordance with the Rule 12b-4.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

2.                                       Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company’s internal control over financial reporting occurring during the last quarter that may have materially affected or are reasonably likely to materially affect, the company’s internal control over financial reporting.  Please revise your disclosure to confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or were reasonably likely to materially affect, the company’s internal control over financial reporting.  Revise your 10-Q for the quarter ended March 31, 2005 to comply with this comment too.

In regards to the Form 10-K for the year ended December 31, 2004, the Company confirms that there was no change in our internal control over financial reporting during the most recently completed fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In regards to our Form 10-Q for the three months ended March 31, 2005, the Company confirms that during the period covered by this Form 10-Q, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In light of the fact that (a) there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting and (b) the Company’s response to your comments will be both publicly available and viewed in the context of your inquiry, the Company does not believe that its Form 10-K or 10-Q should be amended as it believes doing so would not add any additional information that will not have already been disclosed to users of the financial statements but could, instead, be more confusing.

Following review of Item 307 and 308 of Regulation S-K, unless circumstances otherwise require, Digital Angel proposes to revise its Control & Procedure disclosures in future filings as follows:

FORM 10-Q DISCLOSURE

Item 4.          Controls and Procedures

As of the end of the period covered by this Form 10-Q, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

During the period covered by this Form 10-Q, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORM 10-K DISCLOSURE

Item 9A.  Controls And Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of [add appropriate date].  Based on that evaluation, our chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports filed by us under the Exchange Act are recorded, processed , summarized and reported, within the time periods specified in the Commission’s rules and forms and are also effective to ensure that information required to be disclosed in the reports filed or submitted by us under the Exchange Act are accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Change in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of [add appropriate date] has been audited by Eisner LLP, the Company’s independent registered public accounting firm, as stated in their report which is included herein.

Consolidated Balance Sheets, page 33

3.                                       Revise to present goodwill separately from intangible assets in accordance with paragraph 43 of SFAS 142.

The Company included, in its Form 10-K for the year ended December 31, 2004, the breakout of goodwill and intangible assets in note 6 to the consolidated financial statements.  In addition, the Company disclosed the amount of goodwill in the Risk Factors section on page 23 of its Form 10-Q for the three months ended March 31, 2005.

The following presents, in accordance with paragraph 43 of SFAS 142, goodwill separately from intangible assets for the applicable periods:

(In thousands)	March 31, 2005	December 31, 2004	December 31, 2003

Goodwill, net	53,535	48,997	45,119

Intangible Assets, net	3,830	4,011	—

The Company will, in future filings, in accordance with paragraph 43 of SFAS 142 “Goodwill and Other Intangible Assets,” present goodwill separately from intangible assets.  However, the amount of goodwill is currently disclosed in the Company’s Form 10-K for the year ended December 31, 2004 and Form 10-Q for the three months ended March 31, 2005 and the amount of intangibles is available within the above referenced documents.

Consolidated Statements of Cash Flows, page 36

4.                                       Revise to present the proceeds from the sale of the Applied Digital stock as a component of cash provided by operating activities in accordance with paragraph 18 of SFAS 115, since you have classified this investment as trading security.

The Company acknowledges that, in accordance with paragraph 18 of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” the proceeds from the sale of the Applied Digital stock should be classified as a component of cash provided by operating activities.  The Company proposes to include this information prospectively in future filings.

Note 1. The Company and Basis of Presentation, page 37

Revenue Recognition, page 39

5.                                       We note your disclosure that warranties are offered on your products. Disclose the information required by paragraph 14 of FIN 45.

In accordance with paragraph 14 of FIN 45, following is the reconciliation of the Company’s product warranties for the year ended December 31, 2004:

Dollar Amount of Liability
(In thousands)

Balance as of December 31, 2003	$139
Accruals for warranties issued during the period	—
Accruals related to pre-existing warranties (including changes in estimates)	(58)
Settlements made (in cash or in kind) during the period	(34)
Balance as of December 31, 2004	$47

It is the Company’s policy to record a liability for product warranties at the time it is probable that a warranty liability has been incurred and the amount of loss can be reasonably estimated.  The Company’s warranty liability as of December 31, 2004 and 2003 was $47,000 and $139,000, respectively.  The Company did not disclose the information set forth in paragraph 14 of FIN 45 in its Form 10-K for the year ended December 31, 2004 because the Company believes the amounts involved are not material, representing approximately 0.1% of product revenues.  However, in response to your comment, the Company will disclose in future filings its policy to record a liability for product warranties and the tabular reconciliation of the Company’s product warranties for the period.

6.                                       Tell us how you applied the guidance in EITF 00-21 in determining your revenue recognition policy for services and products sold by OuterLink.

The Company applied the criteria in paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables.”  Paragraph 9 states that in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.              The delivered item(s) has value to the customer on a standalone basis.  The item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.              There is objective and reliable evidence of the fair value of the undelivered item(s).

c.               If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Because OuteLink’s hardware can only be used with OuterLink’s service and the hardware is not sold in a separate transaction (i.e. without the service), the Company  believes that the hardware has no standalone value to the customer and should not be accounted for as a separate unit of accounting (i.e. does not meet criteria (a) above).

In addition, the Company applied the guidance of Staff Accounting Bulletin 104 “Revenue Recognition.”  Because the hardware is not sold in a separate transaction (i.e. without the service) and has no value on a standalone basis, the accounting was treated in a manner similar to nonrefundable up-front fees.  Accordingly, as disclosed in the Company’s recent 10-K and 10-Q, Outerlink Corporation’s product revenue is deferred upon shipment and recognized ratably over the estimated customer service period, which customarily is 30 months.

Note 2.  Acquisition, page 41

7.                                       We note your discussion that the valuation of the stock issued in connection with the OuterLink Corporation is based on historical trading history and stock prices of the Company’s common stock.  Tell us why you believe a marketability discount of 30% was appropriate.  In this regard, we note that the preferred stock was contingently convertible at the date of acquisition and was subsequently converted within the same year.

The Company engaged an independent third party to value the 100,000 shares of Series A Preferred Stock issued in connection with the acquisition of OuterLink Corporation.  A marketability discount was assessed to reflect the inability to transfer the Preferred Shares until a historically high trading price was obtained and the lack of a trading market for the Preferred Shares.  This report utilized a 30% discount based on consideration of various empirical studies designed to quantify marketability discounts.  The Company reviewed the report and determined that, based on the following factors, the 30% discount was appropriate:

a) the Preferred Shares were non voting until converted

b) there was no market for the Preferred Shares

c) conversion of the Preferred Shares to common stock was unlikely for a significant period of time given that the merger agreement was signed when the Company’s stock price was $2.36 per share and conversion was dependent on a historically high price of $4.00 per share

d) no dividend was payable on the Preferred Shares

e) the Preferred Shares were not registered

f) 20% of the Preferred Shares are still held in escrow to secure certain obligations until 18 months from the closing

Note 10. Stock Exchange with Applied Digital, page 45

8.                                       We note your disclosure regarding the Stock Purchase Agreement in March 2004.  Please revise your disclosure to provide a discussion of the business purpose of the transaction.  In addition, disclose how the purchase price per share for both the Digital Angel and Applied Digital stock was determined and how you determined the exercise price and the value of the warrants. Clarify for us how you accounted for this stock purchase agreement, including the warrants, and cite your basis in the relevant accounting literature.

The stock purchase agreement dated August 14, 2003 was used as a method for the Company to obtain and sell shares of Applied Digital in order to generate cash for operations in a period of time when other capital was scarce or not available.  The Company believes the share exchange with Applied Digital, as compared to selling shares of Digital Angel, was beneficial because (i) the net yield on the sale was higher as the Company did not have to pay an underwriting commission and (ii) the Company believed the sale of Applied Digital shares was preferable to the sale of Digital Angel shares because (a) a larger number of Applied Digital shares were outstanding in the hands of unaffiliated holders (b) Applied Digital shares had a much larger volume of stock trading on a daily basis and (c) Applied Digital shares had lower stock price volatility than Digital Angel shares.  In addition, the Company and Applied Digital mutually agreed that the stock purchase represented a strategic investment by Applied Digital whereby Applied Digital could increase its ownership interest in the Company.

As disclosed in the copy of the purchase agreement filed as Exhibit 10.1 to the  Company’s Form 10-K for the year ended December 31, 2003, the purchase price per share for the shares of the Company’s stock was based on the closing price of the Company’s common stock on June 30, 2003 of $2.64 per share.  This price was used because the Company and Applied Digital determined that this was a fair price and because it reflected the fair value of the securities before any impact of the Applied Digital Debenture holders potentially hedging their position in the Company’s common stock and thereby affecting the market price of the stock.  In connection with this transaction, the Company granted a five year warrant to the Applied Digital Debenture holders to acquire up to 500,000 shares of the Company’s common stock at an exercise price of $2.64 per share.  The warrant was issued in consideration for a waiver from the Applied Digital Debenture holders allowing Applied Digital to register the shares being issued in connection with the Stock Purchase Agreement.  The exercise price of the warrant was determined in negotiations with the Applied Digital Debenture holders.  The purchase price of the Applied Digital common stock was based on the average of the volume weighted average price of Applied Digital’s common stock for the ten trading days immediately preceding (and not including) the closing date.  In addition, as part of this transaction, the Company granted a five year warrant to Applied Digital to purchase up to 1 million shares of the Company’s common stock.  The exercise price of the warrant was based on the daily volume weighted average price of the Company’s common stock for the first 10 consecutive trading days of 2004 starting on January 2, 2004.

The Company accounted for this transaction in a manner similar to a private placement whereby the Company issued common stock and warrants in exchange for common stock of Applied Digital.  The Company’s intention was to sell the Shares of Applied Digital to generate cash for its operations.  Accordingly, as disclosed in footnote 10 to the Company’s consolidated financial statements included in its Form 10-K for the year ended December 31, 2004, the Company accounted for the Applied Digital stock as a trading security under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.”

The Company believes that its disclosure included in footnote 10 to the consolidated financial statements included in its Form 10-K for the year ended December 31, 2004 together with the filed agreements and the information set forth herein adequately disclose the material points of the transactions and, accordingly, does not believe its Form 10-K needs to be amended.  However, the Company does intend to include the supplemental information set forth above in future filings.

Note 19.  Segment Information

9.                                       We note that your GPS and Radio Communications segment consists of your Signature Industries Ltd. and OuterLink Corp.  Tell us why you believe that these subsidiaries should be disclosed as one reportable segment. If you have aggregated more than one operating segment into a reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

The Company has aggregated its Signature Industries and OuterLink Corporation operating segments into one reportable segment.  The Company believes that the two operating segments have similar economic characteristics as they have similar gross margins.  Moreover, the Company has determined that the operating segments meet the criteria for aggregation in paragraph 17 of SFAS 131, “Disclosures About Segments of an Enterprise and Related Information.”  Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.             The nature of the products and services (both design and manufacture GPS enabled electronic communications equipment)

b.             The nature of the production processes (both utilize similar electronic components in the production process and acquire components for their products in similar ways)

c.              The type or class of customer for their products and services (both sell their products to government agencies and also sell certain products to commercial aviation companies)

d.             The methods used to distribute their products or provide their services (both primarily utilize a direct sales force to market and sell their products)

e.              If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. (both are subject to similar regulatory requirements applicable to electronic communications equipment)

As a result of its analysis, the Company believes that the operating segments meet the above criteria for aggregation and, accordingly, they have been combined into a single reportable segment.

10.                                 Clarify how you have defined your segment measure of profit or loss.  In this regard, you disclose that you evaluate performance on segment operating income, while you present a different measure, “Loss from continuing operations before provision for taxes, minority interest and equity in net loss of affiliate,” in your tabular segment information.

The Company evaluates performance on segment operating income.  The Company intends to additionally disclose segment operating income in future filings.  The Company believes its disclosure loss from continuing operations before provision for taxes, minority interest and equity in net loss of affiliate is useful to the readers of the financial statements.

Note 20. Related Party Activity

11.                                 It appears that you have recorded amounts due from and to Applied Digital on a net basis.  Tell us how you have applied the guidance in FIN 39 in determining that this presentation is appropriate.

Paragraph 5 of FIN 39 “Offsetting of Amounts Related to Certain Contracts” states that a right of setoff exists when all of the following conditions are met:

a.             Each of the two parties owes the other determinable amounts

b.             The reporting party has the right to set off the amount owed with the amount owed by the other party

c.              The reporting party intends to set off

d.             The right of setoff is enforceable at law

The Company believes that it meets the criteria in paragraph 5 of FIN 39 particularly since executive officers of the entities involved agreed to this treatment. The Company also expects that, going forward, virtually all of the amounts will be due to one contract which the Company agrees to provide information as to amounts due to and from each party in future filings.

Note 22. Subsequent Events, page 55

12.                                 We note your discussion of the February 2005 Stock Purchase agreement, which was used to allow Digital Angel to obtain shares of Applied Digital to be issued as consideration for the acquisition.  Please revise your disclosure to provide a discussion of the business purpose of the transaction, specifically why Digital Angel shares were not directly issued to the DSD shareholders and how the exchange ratio of shares was calculated.

As disclosed in note 22 on page 55 of the Company’s Form 10-K for the year ended December 31, 2004, the purpose of the February 2005 share exchange with Applied Digital was to use the shares as partial consideration for the acquisition of DSD Holdings A/S.  The Company and Applied Digital entered into the share exchange because of the selling shareholders’ of DSD Holdings A/S desire, at the time the transaction was negotiated, to receive their consideration in Applied Digital common stock as opposed to the Company’s common stock.  In addition, the Company and Applied Digital mutually agreed that the stock purchase represented a strategic investment by Applied Digital whereby Applied Digital could increase its ownership interest in the Company.

The exchange ratio of shares was based upon the average of the volume-weighted-average price of the Company’s common stock and Applied Digital’s common stock for the ten trading days immediately preceding, and not including, the transaction closing date which was $5.434 for the Company’s common stock and $5.113 for Applied Digital’s common stock (see section 2.1 and 2.4 of the Stock Purchase Agreement Between Applied Digital Solutions, Inc. and Digital Angel Corporation filed as Exhibit 10.2 to the Company’s Form 8-K filed March 1, 2005).

The Company believes that its disclosure included in footnote 22 to the consolidated financial statements included in its Form 10-K for the year ended December 31, 2004 together with the filed Stock Purchase Agreement adequately disclose the material points of the transactions and, accordingly, does not believe that an amendment of its Form 10-K is warranted.  However, the Company will include the additional information set forth above in future filings.

13.                                 It appears that the entire purchase price for your acquisition of DSD Holdings A/S is contingent upon EBITDA for the next three years less other amounts. In this regard, tell us how you determined the initial payment of $3.5 million and whether this amount will be returned if DSD Holdings fails to achieve a certain level of EBITDA over the next three years. Does this payment represent your estimate of the final purchase price? In addition, tell us how you will account for any increases or decreases in total consideration in subsequent periods.

The initial payment of $3.5 million was negotiated between the Company and the selling shareholders of DSD Holdings A/S.  This was the minimum amount that the shareholders of DSD

Holdings A/S would accept to complete the agreement.  The initial payment of $3.5 million is the minimum payment and no amount will be returned if DSD Holdings A/S fails to achieve a certain EBITDA level over the next three years (see section 1.3 and 1.4 of the DSD Acquisition Agreement filed as Exhibit 10.1 to the Company’s Form 8-K filed March 1, 2005).

As disclosed in note 22 on page 55 of the Company’s Form 10-K for the year ended December 31, 2004, the final purchase price is equal to seven times DSD Holdings A/S’s average annual EBITDA over the next three years less outstanding indebtedness at the end of the time period and less 30% of the total compensation paid to Lasse Nordfjeld, CEO of DSD Holdings, A/S.  Any increase in total consideration will be recorded pursuant to paragraph 28 of SFAS 141, “Business Combinations.”

Form 10-Q for the quarter ended March 31, 2005

14.                                 Comply with the comments above, as applicable.

See response to Comments 1-13 above.

Item 4. Controls and Procedures.

15.                                 We note your disclosure that you carried out an evaluation “within the 90 days prior to the date of this report.”  Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please revise your disclose to indicate, if true, that your certifying officers concluded your disclosure controls and procedures were effective as of the end of the period covered by this report, based upon the evaluation of your disclosure controls and procedures.

See response to Comment #2 above.

16.                                 We note that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were “effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings with the Securities and Exchange Commission.”  Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

See response to Comment #2 above.

In connection with this letter responding to the SEC’s comment letter of May 4, 2005, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

Philip T. Colton

PTC/aks/Enclosures

cc:	Digital Angel Corporation
Eisner & Co.
Kathleen Kerrigan (via federal express)
Larry Spirgel (via federal express)